Exhibit 99.2

THIS LETTER OF TRANSMITTAL IS FOR USE ONLY IN CONJUNCTION WITH THE PROPOSED ARRANGEMENT UNDER SECTION 193 OF THE BUSINESS CORPORATIONS ACT (ALBERTA) IN RESPECT OF RIO ALTO AND ITS SHAREHOLDERS AND INVOLVING RIO ALTO MINING LIMITED, TAHOE RESOURCES INC. AND ITS WHOLLY-OWNED SUBSIDIARY, 1860927 ALBERTA LTD.

THIS LETTER OF TRANSMITTAL MUST BE VALIDLY COMPLETED, DULY EXECUTED AND RETURNED TO THE DEPOSITARY, COMPUTERSHARE INVESTOR SERVICES INC. IT IS IMPORTANT THAT YOU VALIDLY COMPLETE, DULY EXECUTE AND RETURN THIS LETTER OF TRANSMITTAL IN A TIMELY BASIS IN ACCORDANCE WITH THE INSTRUCTIONS CONTAINED HEREIN. THE DEPOSITARY (AS DEFINED HEREIN) OR OTHER FINANCIAL ADVISOR CAN ASSIST YOU IN COMPLETING THIS LETTER OF TRANSMITTAL.

The instructions accompanying this Letter of Transmittal should be read carefully before this Letter of Transmittal is completed or submitted to the Depositary. If you have any questions or require more information with regard to the procedures for completing this Letter of Transmittal, please contact the Depositary Toll Free (North America) at 1-800-564-6253 or Outside of North America at 1-514-982-7555. You can email the Depositary at corporateactions@computershare.com.

LETTER OF TRANSMITTAL
FOR COMMON SHARES OF
RIO ALTO MINING LIMITED

TO:	COMPUTERSHARE INVESTOR SERVICES INC. (the “Depositary”)

AND TO:	RIO ALTO MINING LIMITED (“Rio Alto”)
AND TO:	TAHOE RESOURCES INC. (“Tahoe”)

This Letter of Transmittal is for use by registered holders (“Registered Shareholders”) of common shares of Rio Alto in connection with the proposed plan of arrangement (the “Arrangement”) involving Rio Alto, Tahoe and 1860927 Alberta Ltd. that is being submitted for approval at the special meeting of shareholders of common shares of Rio Alto (the “Rio Alto Shareholders”) scheduled to be held on March 30, 2015, or any adjournment(s) or postponement(s) thereof (the “Rio Alto Meeting”). The Arrangement involves, among other things, the acquisition by Tahoe of all issued and outstanding Rio Alto Shares in exchange for the issuance by Tahoe to holders of Rio Alto Shares of 0.227 of a common share of Tahoe (the “Tahoe Shares”) and $0.001 in cash (the “Cash Consideration”) per each Rio Alto Share held (the Tahoe Shares and the Cash Consideration are collectively referred to as the “Consideration”), all as set forth in further detail in the accompanying management proxy information circular (the “Rio Alto Circular”) of Rio Alto and the accompanying management proxy information circular supplement (the “Supplement”). Registered Shareholders are referred to the Notice of Special Meeting, the Rio Alto Circular and the Supplement dated February 27, 2015 (collectively, the “Information Circular”) prepared in connection with the Rio Alto Meeting that accompanies this Letter of Transmittal. Capitalized terms used but not defined in this Letter of Transmittal have the meanings set out in the Information Circular. Registered Shareholders are encouraged to carefully review the Information Circular in its entirety.

This Letter of Transmittal is for use by Registered Shareholders only and is not to be used by beneficial holders of Rio Alto Shares (the “Beneficial Shareholders”). A Beneficial Shareholder does not have Rio Alto Shares registered in its name; rather, such Rio Alto Shares are registered in the name of the brokerage firm, bank or trust company (an “Intermediary”) through which it purchased the shares or in the name of a clearing agency (such as CDS Clearing and Depository Services Inc.) of which the Intermediary is a participant. If you are a Beneficial Shareholder, you should contact your Intermediary for instructions and assistance in delivering your certificates representing Rio Alto Shares and receiving the Consideration for such Rio Alto Shares.

The Arrangement is anticipated to close on or about April 1, 2015. If the Arrangement is completed, at the Effective Time, Tahoe will acquire all of the issued and outstanding Rio Alto Shares in exchange for Tahoe Shares on the basis of 0.227 of a Tahoe Share and $0.001 in cash for each Rio Alto Share acquired. Completion of the Arrangement is subject to the satisfaction or waiver of certain conditions. No payment of any Consideration will be made prior to the Effective Time.

Holders of Rio Alto Shares are not entitled to receive fractional Tahoe Shares in connection with the Arrangement. The number of Tahoe Shares to be distributed to holders of Rio Alto Shares under the Arrangement shall be rounded down to the nearest whole Tahoe Share in the event that a holder of Rio Alto Shares would otherwise be entitled to a fractional share. Any Cash Consideration owing to a Registered Shareholder shall be rounded up to the next whole cent.

In order to receive the appropriate number of Tahoe Shares and Cash Consideration that a holder of Rio Alto Shares is entitled to receive pursuant to the Arrangement, Registered Shareholders are required to deposit the certificate(s) representing their Rio Alto Shares (unless held in the Direct Registration System “DRS”) with the Depositary. This Letter of Transmittal, properly completed and duly executed, together with all other required documents, must accompany the certificate(s) for Rio Alto Shares(unless held in the DRS) deposited for receipt of Tahoe Shares pursuant to the Arrangement. Rio Alto Shareholders that hold Rio Alto Shares in the DRS must deliver this Letter of Transmittal, properly completed and duly executed, together with all other required documents in respect of such Rio Alto Shares in order to receive the Consideration pursuant to the Arrangement.

Whether or not the undersigned delivers the required documentation to the Depositary, as of the Effective Time, the undersigned will cease to be a holder of Rio Alto Shares and, subject to the ultimate expiry deadline identified below, will only be entitled to receive the Consideration to which the undersigned is entitled under the Arrangement. REGISTERED SHAREHOLDERS WHO DO NOT DELIVER CERTIFICATES REPRESENTING THEIR RIO ALTO SHARES (UNLESS HELD IN THE DRS) AND ALL OTHER REQUIRED DOCUMENTS TO THE DEPOSITARY ON OR BEFORE THE SIXTH ANNIVERSARY OF THE EFFECTIVE DATE WILL LOSE THEIR RIGHT TO RECEIVE ANY CONSIDERATION FOR THEIR RIO ALTO SHARES AND ANY CLAIM OR INTEREST OF ANY KIND OR NATURE AGAINST TAHOE, RIO ALTO, 1860927 ALBERTA LTD. OR THE DEPOSITARY.

Please read the Information Circular and the instructions set out below carefully before completing this Letter of Transmittal. Delivery of this Letter of Transmittal to an address other than as set forth herein will not constitute a valid delivery. If Rio Alto Shares are registered in different names, a separate Letter of Transmittal must be submitted for each different Registered Shareholder. See Instruction 2.

A Resident Shareholder whose Rio Alto Shares are exchanged for Tahoe Shares and the Cash Consideration and who does not make a valid Tax Election with respect to the exchange, will be considered to have disposed of those Rio Alto Shares for proceeds of disposition equal to the aggregate fair market value of the Tahoe Shares and cash. Certain “Eligible Holders” (as described in the Arrangement) may wish to make a joint election with Tahoe pursuant to subsection 85(1) or 85(2) of the Income Tax Act (Canada) (the “Tax Act”) and, where applicable, the corresponding provisions of any provincial tax legislation. Resident Shareholders should consult their own tax advisor to determine if making a Section 85 Election may be desirable in their particular circumstances. Eligible Holders who wish to make a Section 85 Election should carefully read the section “Certain Canadian Federal Income Tax Considerations” in the Information Circular, consult with their own tax advisors with respect to the Section 85 Election and indicate their intention to make a Section 85 Election in this Letter of Transmittal. Tahoe will provide Eligible Holders who indicate they intend to make a Section 85 Election with a tax instruction letter. Each Eligible Holder who wishes to make a Section 85 Election must follow the procedures set out in the tax instruction letter and must provide all required information in accordance with the procedures and deadlines set out in the tax instruction letter and must send the required information to an appointed representative as directed by Tahoe within 60 days after the Effective Time. Eligible Holders who do not deliver the required information to an appointed representative as directed by Tahoe in accordance with the procedures set out in the tax instruction letter on or before 60 days after the Effective Time may not be able to make a Section 85 Election. Eligible Holders who wish to make a Section 85 Election with Tahoe should give their immediate attention to this matter. A tax instruction letter may also be obtained on Tahoe’s website at www.tahoeresourcesinc.com on or around the Effective Date.

In connection with the Arrangement being considered for approval at the Rio Alto Meeting, the undersigned hereby deposits with the Depositary the enclosed certificate(s) representing Rio Alto Shares, details of which are as follows:

Certificate Number(s) or indicate DRS
for Rio Alto Shares held in an		Number of Rio Alto Shares
uncertificated position	Name(s) in which Registered

TOTAL

(Please print or type. If space is insufficient, please attach a list to this Letter of Transmittal in the above form.)

It is understood that, upon receipt of this duly completed and signed Letter of Transmittal and of the certificate(s) (unless held in the DRS) representing the Rio Alto Shares deposited herewith (the “Deposited Rio Alto Shares”) and following the Effective Time of the Arrangement, the Depositary will deliver to the undersigned, in accordance with the issuance and delivery instructions provided in Box A and Box B below, DRS advices (“DRS Advices”) representing the Tahoe Shares and a cheque representing the Cash Consideration that the undersigned is entitled to receive under the Arrangement, or hold such DRS Advices and cheque for pick-up in accordance with the instructions set out in Box C below, and the Rio Alto Shares representing the Deposited Rio Alto Shares will forthwith be cancelled. If neither Box A nor Box B is completed, any DRS Advices representing Tahoe Shares issued in exchange for the Deposited Rio Alto Shares will be issued in the name of the registered holder of the Deposited Rio Alto Shares and it, along with the cheque representing the Cash Consideration, will be mailed to the address of the registered holder of the Deposited Rio Alto Shares as it appears on the register of Rio Alto.

The undersigned holder of Rio Alto Shares represents and warrants in favour of Rio Alto and Tahoe that: (i) the undersigned is the registered and legal owner of the Deposited Rio Alto Shares, has good right and title to the rights represented by the above mentioned certificates and that such Deposited Rio Alto Shares represent all of the Rio Alto Shares owned, directly or indirectly, by the undersigned; (ii) such Deposited Rio Alto Shares are owned by the undersigned free and clear of all mortgages, liens, charges, encumbrances, security interests and adverse claims; (iii) the undersigned has full power and authority to execute and deliver this Letter of Transmittal and to deposit, sell, assign, transfer and deliver the Deposited Rio Alto Shares and that, when the Tahoe Shares are delivered, none of Rio Alto and Tahoe, or any affiliate thereof or successor thereto will be subject to any adverse claim in respect of such Deposited Rio Alto Shares; (iv) the Deposited Rio Alto Shares have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any such Deposited Rio Alto Shares, to any other person; (v) the transfer of the Deposited Rio Alto Shares complies with all applicable laws; (vi) all information inserted by the undersigned into this Letter of Transmittal is complete, true and accurate; and (vii) the delivery of the applicable number of Tahoe Shares and a cheque representing the applicable Cash Consideration, will discharge any and all obligations of Rio Alto, Tahoe, and the Depositary with respect to the matters contemplated by this Letter of Transmittal and the Arrangement. These representations and warranties shall survive the completion of the Arrangement. The undersigned further acknowledges receipt of the Information Circular.

Except for any proxy deposited with respect to the vote on the Arrangement Resolution in connection with the Rio Alto Meeting or as granted by this Letter of Transmittal, the undersigned revokes any and all authority, other than as granted in this Letter of Transmittal, whether as agent, attorney-in-fact, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited Rio Alto Shares and no subsequent authority, whether as agent, attorney-in-fact, proxy or otherwise, will be granted with respect to the Deposited Rio Alto Shares.

The undersigned hereby agrees to transfer, effective at the Effective Time and pursuant to the Arrangement, all right, title and interest in the Deposited Rio Alto Shares and irrevocably appoints and constitutes the Depositary, each director and officer of Tahoe and Rio Alto and any other person designated by Tahoe or Rio Alto in writing, the lawful attorney of the undersigned, with full power of substitution to deliver the Deposited Rio Alto Shares pursuant to the Arrangement and to effect the transfer of the Deposited Rio Alto Shares on the books of Rio Alto to the extent and in the manner provided under the Arrangement.

The undersigned will, upon request, execute any signature guarantees or additional documents deemed by the Depositary to be reasonably necessary or desirable to complete the transfer of the Deposited Rio Alto Shares contemplated by this Letter of Transmittal.

The undersigned agrees that all questions as to validity, form, eligibility (including timely receipts) and acceptance of any Rio Alto Shares transferred in connection with the Arrangement shall be determined by Tahoe in its sole discretion and that such determination shall be final and binding and acknowledges that there is no duty or obligation upon Rio Alto, Tahoe, the Depositary or any other person to give notice of any defect or irregularity in any such surrender of Rio Alto Shares and no liability will be incurred by any of them for failure to give any such notice.

The undersigned hereby acknowledges that the delivery of the Deposited Rio Alto Shares shall be effected and the risk of loss to such Deposited Rio Alto Shares shall pass only upon proper receipt thereof by the Depositary.

The undersigned acknowledges that all authority conferred, or agreed to be conferred, by the undersigned herein may be exercised during any subsequent legal incapacity of the undersigned and shall survive the death, incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon the heirs, personal or legal representatives, successors and assigns of the undersigned.

The undersigned instructs the Depositary to mail the DRS Advices representing the Tahoe Shares and the cheque representing the Cash Consideration that the undersigned is entitled to pursuant to the Arrangement, in exchange for the Deposited Rio Alto Shares, promptly after the Effective Time, by first-class insured mail, postage prepaid, to the undersigned, or to hold such DRS Advices representing the Tahoe Shares and the cheque representing the Cash Consideration for the Deposited Rio Alto Shares for pick-up, in accordance with the instructions given below.

The undersigned acknowledges that if the Arrangement is completed, the delivery of Deposited Rio Alto Shares pursuant to this Letter of Transmittal is irrevocable. If the Arrangement is not completed or proceeded with, the enclosed certificate(s) and all other ancillary documents will be returned as soon as possible to the undersigned at the address set out below in Box A or Box B, as applicable, or, failing such address being specified, to the undersigned at the last address of the undersigned as it appears on the securities register of Rio Alto.

It is understood that the undersigned will not receive the Tahoe Shares and the cheque representing the Cash Consideration under the Arrangement in respect of the Deposited Rio Alto Shares until the certificate(s) (unless held in the DRS) representing the Deposited Rio Alto Shares owned by the undersigned are received by the Depositary at the address set forth on the back of this Letter of Transmittal, together with a duly completed Letter of Transmittal and such additional documents as the Depositary may require, and until the same are processed by the Depositary. It is understood that under no circumstances will interest accrue or be paid in respect of the Deposited Rio Alto Shares in connection with the Arrangement.

The undersigned acknowledges that Tahoe and the Depositary shall be entitled to deduct and withhold from any consideration otherwise payable to any former Rio Alto Shareholder under the Arrangement and from all dividends or other distributions otherwise payable to any former Rio Alto Shareholder such amounts as Tahoe or the Depositary is required or permitted to deduct and withhold with respect to such payment under the Tax Act or any provision of any applicable federal, provincial, state, local or foreign tax law or treaty, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the former Rio Alto Shareholder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. The undersigned acknowledges that it has consulted or has had the opportunity to consult its own tax advisor with respect to the potential income tax consequences to it of the Arrangement, including any elections to be made in respect thereof.

The undersigned represents and warrants that the undersigned has such knowledge and experience in financial and business matters that the undersigned is capable of evaluating the merits and risks of an investment in the Tahoe Shares.

If the undersigned is in the United States, it understands and acknowledges that the Tahoe Shares to be received by it pursuant to the Arrangement have not been registered under the United States Securities Act of 1933, as amended (the “Securities Act”), and are being issued in reliance on the exemption from registration provided by Section 3(a)(10) thereof. The Tahoe Shares will be freely transferable under U.S. federal securities laws, except by persons who are “affiliates” (as such term is understood under U.S. securities laws) of Tahoe after the Effective Date, or were “affiliates” of Tahoe within 90 days prior to the Effective Date. Persons who may be deemed to be “affiliates” of an issuer include individuals or entities that control, are controlled by, or are under common control with, the issuer, whether through the ownership of voting securities, by contract, or otherwise, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer. Any resale of such Tahoe Shares by such an affiliate (or former affiliate) may be subject to the registration requirements of the Securities Act, absent an exemption therefrom as more fully described in the Supplement.

By reason of the use by the undersigned of an English language Letter of Transmittal, the undersigned and each of you shall be deemed to have required that any contract in connection with the delivery of the Rio Alto Shares pursuant to the Arrangement through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l’utilisation d’une lettre d’envoi en langue anglaise par le soussigné, le soussigné et les destinataires sont présumés avoir requis que tout contrat relié à l’envoi d’actions ordinaires de Rio Alto en vertue de l’arrangement au moyen de la présente lettre d’envoi, de même que tous les documents qui s’y rapportent, soient rédigés exclusivement en langue anglaise.

This letter will be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein. All cash amount payable under the Arrangement will be paid in Canadian dollars.

BOX A	BOX B

SPECIAL REGISTRATION INSTRUCTIONS	SPECIAL DELIVERY INSTRUCTIONS

□ Issue Tahoe Shares and cheque in name of:

To be completed ONLY if the Tahoe Shares or cheque
to which the undersigned is entitled pursuant to the
Arrangement is to be sent to someone other than the
person shown in Box A or to an address other than the
the address shown in Box A

(please print or type)

(Name)

(Street Address and Number)	□ Same address as Box A; or

(City and Province or State)

(Country and Postal (Zip) Code)
(Name)
(Telephone – Business Hours)
(Street Address and Number)
(Social Insurance Number or Taxpayer Identification Number)
(City and Province or State)

(Country and Postal (Zip) Code)

BOX C – SPECIAL PICK-UP INSTRUCTIONS

□ HOLD FOR PICK-UP AT THE OFFICE OF THE DEPOSITARY WHERE
THE RIO ALTO SHARES WERE DEPOSITED

BOX D
SECTION 85 ELECTION

A Resident Shareholder whose Rio Alto Shares are exchanged for Tahoe Shares and cash and who does not make a valid Section 85 Election with respect to the exchange, will be considered to have disposed of those Rio Alto Shares for proceeds of disposition equal to the aggregate fair market value of the Tahoe Shares and cash. Certain Eligible Holders may wish to elect to make a joint election pursuant to subsection 85(1) or 85(2) of the Tax Act (and, where applicable, the corresponding provisions of any provincial tax legislation). A summary of the principal Canadian federal income tax considerations in respect of the Arrangement, and the procedure for filing a Section 85 Election (as defined in the Information Circular), is included in the Information Circular under “Certain Canadian Federal Income Tax Considerations”.

As described under the heading “Certain Canadian Federal Income Tax Considerations” in the Information Circular, Tahoe has agreed to make a Section 85 Election with an Eligible Holder who has submitted the necessary information in accordance with the procedures set out in the tax instruction letter, provided such Section 85 Election complies with the provisions of the Tax Act (and any applicable provincial tax law). The requirements for a valid Section 85 Election are complex. Meeting these requirements will be the sole responsibility of each holder of Rio Alto Shares. None of Rio Alto or Tahoe will be responsible for the validity, proper completion or timely filing of any Section 85 Election, or for any taxes, interest, penalties or other consequences under the Tax Act in respect thereof. Holders of Rio Alto Shares wishing to make a Section 85 Election should consult their own tax advisors without delay.

A tax instruction letter with detailed instructions on how to make the Section 85 Election will be made available to each Eligible Holder of Rio Alto Shares who checks the box below.

□	Check here if you intend to make a Section 85 Election with Tahoe and want the tax instruction letter to be provided to you by Tahoe or its authorized representative.

BOX E – U.S. STATUS

All Registered Shareholders must place an “X” in the applicable box below.

□ The Registered Shareholder is not a U.S. Person, a person in the United States, or a person acting for the account or benefit of a U.S. Person or a person in the United States.

□ The Registered Shareholder is a U.S. Person, a person in the United States, or a person acting for the account or benefit of a U.S. Person or a person in the United States.

For the definition of “U.S. Person” see Instruction 6. If you are a U.S. Person or are acting on behalf of a U.S. Person, then in order to avoid backup withholding you must complete the Form W-9 in Box H included below or otherwise provide certification that you are exempt from backup withholding, as provided in the instructions. If you require a Form W-8, please contact the Depositary.

BOX F – SIGNATURE GUARANTEE	BOX G - SIGNATURE
(as required under Instruction 3)

Signature guaranteed by	Dated: ____________________________________
(if required under Instruction 3)

(Signature of Shareholder or authorized representative)
(Authorized Signature)
(Signature of any joint holder)
Name of Guarantor (please print or type)
(Name of Shareholder)
Address (please print or type)
(Name of authorized representative)
Area Code and Telephone Number
(Social Insurance Number or Taxpayer Identification Number)

(Daytime Telephone Number of Shareholder or Authorized Representative)

(Daytime Facsimile Number of Shareholder or authorized representative)

BOX H – FORM W-9

Form **W-9**
(Rev. December 2014)
Department of the Treasury
Internal Revenue Service

Request for Taxpayer Identification Number and Certification

Give Form to the requester. Do not send to the IRS.

Print or type
See **Specific Instructions** on page 2.

1 Name (as shown on your income tax return). Name is required on this line; do not leave this line blank.

2 Business name/disregarded entity name, if different from above

3 Check appropriate box for federal tax classification; check only **one** of the following seven boxes:
☐ Individual/sole proprietor or single-member LLC ☐ C Corporation ☐ S Corporation ☐ Partnership ☐ Trust/estate
☐ Limited liability company. Enter the tax classification (C=C corporation, S=S corporation, P=partnership) ▶ ________
Note. For a single-member LLC that is disregarded, do not check LLC; check the appropriate box in the line above for the tax classification of the single-member owner.
☐ Other (see instructions) ▶

4 Exemptions (codes apply only to certain entities, not individuals; see instructions on page 3):
Exempt payee code (if any) ________
Exemption from FATCA reporting code (if any) ________
(Applies to accounts maintained outside the U.S.)

5 Address (number, street, and apt. or suite no.)

Requester's name and address (optional)

6 City, state, and ZIP code

7 List account number(s) here (optional)

Part I Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. The TIN provided must match the name given on line 1 to avoid backup withholding. For individuals, this is generally your social security number (SSN). However, for a resident alien, sole proprietor, or disregarded entity, see the Part I instructions on page 3. For other entities, it is your employer identification number (EIN). If you do not have a number, see *How to get a TIN* on page 3.

Note. If the account is in more than one name, see the instructions for line 1 and the chart on page 4 for guidelines on whose number to enter.

Social security number
☐☐☐ – ☐☐ – ☐☐☐☐

or

Employer identification number
☐☐ – ☐☐☐☐☐☐☐

Part II Certification

Under penalties of perjury, I certify that:

1. The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and
2. I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and
3. I am a U.S. citizen or other U.S. person (defined below); and
4. The FATCA code(s) entered on this form (if any) indicating that I am exempt from FATCA reporting is correct.

Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions, item 2 does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and generally, payments other than interest and dividends, you are not required to sign the certification, but you must provide your correct TIN. See the instructions on page 3.

Sign Here **Signature of U.S. person** ▶ **Date** ▶

General Instructions

Section references are to the Internal Revenue Code unless otherwise noted.

Future developments. Information about developments affecting Form W-9 (such as legislation enacted after we release it) is at *www.irs.gov/fw9*.

Purpose of Form

An individual or entity (Form W-9 requester) who is required to file an information return with the IRS must obtain your correct taxpayer identification number (TIN) which may be your social security number (SSN), individual taxpayer identification number (ITIN), adoption taxpayer identification number (ATIN), or employer identification number (EIN), to report on an information return the amount paid to you, or other amount reportable on an information return. Examples of information returns include, but are not limited to, the following:

- Form 1099-INT (interest earned or paid)
- Form 1099-DIV (dividends, including those from stocks or mutual funds)
- Form 1099-MISC (various types of income, prizes, awards, or gross proceeds)
- Form 1099-B (stock or mutual fund sales and certain other transactions by brokers)
- Form 1099-S (proceeds from real estate transactions)
- Form 1099-K (merchant card and third party network transactions)
- Form 1098 (home mortgage interest), 1098-E (student loan interest), 1098-T (tuition)
- Form 1099-C (canceled debt)
- Form 1099-A (acquisition or abandonment of secured property)

Use Form W-9 only if you are a U.S. person (including a resident alien), to provide your correct TIN.

If you do not return Form W-9 to the requester with a TIN, you might be subject to backup withholding. See What is backup withholding? on page 2.

By signing the filled-out form, you:

1. Certify that the TIN you are giving is correct (or you are waiting for a number to be issued),

2. Certify that you are not subject to backup withholding, or

3. Claim exemption from backup withholding if you are a U.S. exempt payee. If applicable, you are also certifying that as a U.S. person, your allocable share of any partnership income from a U.S. trade or business is not subject to the withholding tax on foreign partners' share of effectively connected income, and

4. Certify that FATCA code(s) entered on this form (if any) indicating that you are exempt from the FATCA reporting, is correct. See *What is FATCA reporting?* on page 2 for further information.

Cat. No. 10231X Form **W-9** (Rev. 12-2014)

Form W-9 (Rev. 12-2014) Page **2**

Note. If you are a U.S. person and a requester gives you a form other than Form W-9 to request your TIN, you must use the requester's form if it is substantially similar to this Form W-9.

Definition of a U.S. person. For federal tax purposes, you are considered a U.S. person if you are:

• An individual who is a U.S. citizen or U.S. resident alien;

• A partnership, corporation, company, or association created or organized in the United States or under the laws of the United States;

• An estate (other than a foreign estate); or

• A domestic trust (as defined in Regulations section 301.7701-7).

Special rules for partnerships. Partnerships that conduct a trade or business in the United States are generally required to pay a withholding tax under section 1446 on any foreign partners' share of effectively connected taxable income from such business. Further, in certain cases where a Form W-9 has not been received, the rules under section 1446 require a partnership to presume that a partner is a foreign person, and pay the section 1446 withholding tax. Therefore, if you are a U.S. person that is a partner in a partnership conducting a trade or business in the United States, provide Form W-9 to the partnership to establish your U.S. status and avoid section 1446 withholding on your share of partnership income.

In the cases below, the following person must give Form W-9 to the partnership for purposes of establishing its U.S. status and avoiding withholding on its allocable share of net income from the partnership conducting a trade or business in the United States:

• In the case of a disregarded entity with a U.S. owner, the U.S. owner of the disregarded entity and not the entity;

• In the case of a grantor trust with a U.S. grantor or other U.S. owner, generally, the U.S. grantor or other U.S. owner of the grantor trust and not the trust; and

• In the case of a U.S. trust (other than a grantor trust), the U.S. trust (other than a grantor trust) and not the beneficiaries of the trust.

Foreign person. If you are a foreign person or the U.S. branch of a foreign bank that has elected to be treated as a U.S. person, do not use Form W-9. Instead, use the appropriate Form W-8 or Form 8233 (see Publication 515, Withholding of Tax on Nonresident Aliens and Foreign Entities).

Nonresident alien who becomes a resident alien. Generally, only a nonresident alien individual may use the terms of a tax treaty to reduce or eliminate U.S. tax on certain types of income. However, most tax treaties contain a provision known as a "saving clause." Exceptions specified in the saving clause may permit an exemption from tax to continue for certain types of income even after the payee has otherwise become a U.S. resident alien for tax purposes.

If you are a U.S. resident alien who is relying on an exception contained in the saving clause of a tax treaty to claim an exemption from U.S. tax on certain types of income, you must attach a statement to Form W-9 that specifies the following five items:

1. The treaty country. Generally, this must be the same treaty under which you claimed exemption from tax as a nonresident alien.

2. The treaty article addressing the income.

3. The article number (or location) in the tax treaty that contains the saving clause and its exceptions.

4. The type and amount of income that qualifies for the exemption from tax.

5. Sufficient facts to justify the exemption from tax under the terms of the treaty article.

Example. Article 20 of the U.S.-China income tax treaty allows an exemption from tax for scholarship income received by a Chinese student temporarily present in the United States. Under U.S. law, this student will become a resident alien for tax purposes if his or her stay in the United States exceeds 5 calendar years. However, paragraph 2 of the first Protocol to the U.S.-China treaty (dated April 30, 1984) allows the provisions of Article 20 to continue to apply even after the Chinese student becomes a resident alien of the United States. A Chinese student who qualifies for this exception (under paragraph 2 of the first protocol) and is relying on this exception to claim an exemption from tax on his or her scholarship or fellowship income would attach to Form W-9 a statement that includes the information described above to support that exemption.

If you are a nonresident alien or a foreign entity, give the requester the appropriate completed Form W-8 or Form 8233.

Backup Withholding

What is backup withholding? Persons making certain payments to you must under certain conditions withhold and pay to the IRS 28% of such payments. This is called "backup withholding." Payments that may be subject to backup withholding include interest, tax-exempt interest, dividends, broker and barter exchange transactions, rents, royalties, nonemployee pay, payments made in settlement of payment card and third party network transactions, and certain payments from fishing boat operators. Real estate transactions are not subject to backup withholding.

You will not be subject to backup withholding on payments you receive if you give the requester your correct TIN, make the proper certifications, and report all your taxable interest and dividends on your tax return.

Payments you receive will be subject to backup withholding if:

1. You do not furnish your TIN to the requester,

2. You do not certify your TIN when required (see the Part II instructions on page 3 for details),

3. The IRS tells the requester that you furnished an incorrect TIN,

4. The IRS tells you that you are subject to backup withholding because you did not report all your interest and dividends on your tax return (for reportable interest and dividends only), or

5. You do not certify to the requester that you are not subject to backup withholding under 4 above (for reportable interest and dividend accounts opened after 1983 only).

Certain payees and payments are exempt from backup withholding. See *Exempt payee code* on page 3 and the separate Instructions for the Requester of Form W-9 for more information.

Also see *Special rules for partnerships* above.

What is FATCA reporting?

The Foreign Account Tax Compliance Act (FATCA) requires a participating foreign financial institution to report all United States account holders that are specified United States persons. Certain payees are exempt from FATCA reporting. See *Exemption from FATCA reporting code* on page 3 and the Instructions for the Requester of Form W-9 for more information.

Updating Your Information

You must provide updated information to any person to whom you claimed to be an exempt payee if you are no longer an exempt payee and anticipate receiving reportable payments in the future from this person. For example, you may need to provide updated information if you are a C corporation that elects to be an S corporation, or if you no longer are tax exempt. In addition, you must furnish a new Form W-9 if the name or TIN changes for the account; for example, if the grantor of a grantor trust dies.

Penalties

Failure to furnish TIN. If you fail to furnish your correct TIN to a requester, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

Civil penalty for false information with respect to withholding. If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

Criminal penalty for falsifying information. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

Misuse of TINs. If the requester discloses or uses TINs in violation of federal law, the requester may be subject to civil and criminal penalties.

Specific Instructions

Line 1

You must enter one of the following on this line; **do not** leave this line blank. The name should match the name on your tax return.

If this Form W-9 is for a joint account, list first, and then circle, the name of the person or entity whose number you entered in Part I of Form W-9.

a. **Individual.** Generally, enter the name shown on your tax return. If you have changed your last name without informing the Social Security Administration (SSA) of the name change, enter your first name, the last name as shown on your social security card, and your new last name.

Note. ITIN applicant: Enter your individual name as it was entered on your Form W-7 application, line 1a. This should also be the same as the name you entered on the Form 1040/1040A/1040EZ you filed with your application.

b. **Sole proprietor or single-member LLC.** Enter your individual name as shown on your 1040/1040A/1040EZ on line 1. You may enter your business, trade, or "doing business as" (DBA) name on line 2.

c. **Partnership, LLC that is not a single-member LLC, C Corporation, or S Corporation.** Enter the entity's name as shown on the entity's tax return on line 1 and any business, trade, or DBA name on line 2.

d. **Other entities.** Enter your name as shown on required U.S. federal tax documents on line 1. This name should match the name shown on the charter or other legal document creating the entity. You may enter any business, trade, or DBA name on line 2.

e. **Disregarded entity.** For U.S. federal tax purposes, an entity that is disregarded as an entity separate from its owner is treated as a "disregarded entity." See Regulations section 301.7701-2(c)(2)(iii). Enter the owner's name on line 1. The name of the entity entered on line 1 should never be a disregarded entity. The name on line 1 should be the name shown on the income tax return on which the income should be reported. For example, if a foreign LLC that is treated as a disregarded entity for U.S. federal tax purposes has a single owner that is a U.S. person, the U.S. owner's name is required to be provided on line 1. If the direct owner of the entity is also a disregarded entity, enter the first owner that is not disregarded for federal tax purposes. Enter the disregarded entity's name on line 2, "Business name/disregarded entity name." If the owner of the disregarded entity is a foreign person, the owner must complete an appropriate Form W-8 instead of a Form W-9. This is the case even if the foreign person has a U.S. TIN.

Form W-9 (Rev. 12-2014) Page 3

Line 2

If you have a business name, trade name, DBA name, or disregarded entity name, you may enter it on line 2.

Line 3

Check the appropriate box in line 3 for the U.S. federal tax classification of the person whose name is entered on line 1. Check only one box in line 3.

Limited Liability Company (LLC). If the name on line 1 is an LLC treated as a partnership for U.S. federal tax purposes, check the "Limited Liability Company" box and enter "P" in the space provided. If the LLC has filed Form 8832 or 2553 to be taxed as a corporation, check the "Limited Liability Company" box and in the space provided enter "C" for C corporation or "S" for S corporation. If it is a single-member LLC that is a disregarded entity, do not check the "Limited Liability Company" box; instead check the first box in line 3 "Individual/sole proprietor or single-member LLC."

Line 4, Exemptions

If you are exempt from backup withholding and/or FATCA reporting, enter in the appropriate space in line 4 any code(s) that may apply to you.

Exempt payee code.

- Generally, individuals (including sole proprietors) are not exempt from backup withholding.
- Except as provided below, corporations are exempt from backup withholding for certain payments, including interest and dividends.
- Corporations are not exempt from backup withholding for payments made in settlement of payment card or third party network transactions.
- Corporations are not exempt from backup withholding with respect to attorneys' fees or gross proceeds paid to attorneys, and corporations that provide medical or health care services are not exempt with respect to payments reportable on Form 1099-MISC.

The following codes identify payees that are exempt from backup withholding. Enter the appropriate code in the space in line 4.

1—An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2)

2—The United States or any of its agencies or instrumentalities

3—A state, the District of Columbia, a U.S. commonwealth or possession, or any of their political subdivisions or instrumentalities

4—A foreign government or any of its political subdivisions, agencies, or instrumentalities

5—A corporation

6—A dealer in securities or commodities required to register in the United States, the District of Columbia, or a U.S. commonwealth or possession

7—A futures commission merchant registered with the Commodity Futures Trading Commission

8—A real estate investment trust

9—An entity registered at all times during the tax year under the Investment Company Act of 1940

10—A common trust fund operated by a bank under section 584(a)

11—A financial institution

12—A middleman known in the investment community as a nominee or custodian

13—A trust exempt from tax under section 664 or described in section 4947

The following chart shows types of payments that may be exempt from backup withholding. The chart applies to the exempt payees listed above, 1 through 13.

IF the payment is for . . .	THEN the payment is exempt for . . .
Interest and dividend payments	All exempt payees except for 7
Broker transactions	Exempt payees 1 through 4 and 6 through 11 and all C corporations. S corporations must not enter an exempt payee code because they are exempt only for sales of noncovered securities acquired prior to 2012.
Barter exchange transactions and patronage dividends	Exempt payees 1 through 4
Payments over $600 required to be reported and direct sales over $5,000[1]	Generally, exempt payees 1 through 5[2]
Payments made in settlement of payment card or third party network transactions	Exempt payees 1 through 4

[1] See Form 1099-MISC, Miscellaneous Income, and its instructions.

[2] However, the following payments made to a corporation and reportable on Form 1099-MISC are not exempt from backup withholding: medical and health care payments, attorneys' fees, gross proceeds paid to an attorney reportable under section 6045(f), and payments for services paid by a federal executive agency.

Exemption from FATCA reporting code. The following codes identify payees that are exempt from reporting under FATCA. These codes apply to persons submitting this form for accounts maintained outside of the United States by certain foreign financial institutions. Therefore, if you are only submitting this form for an account you hold in the United States, you may leave this field blank. Consult with the person requesting this form if you are uncertain if the financial institution is subject to these requirements. A requester may indicate that a code is not required by providing you with a Form W-9 with "Not Applicable" (or any similar indication) written or printed on the line for a FATCA exemption code.

A—An organization exempt from tax under section 501(a) or any individual retirement plan as defined in section 7701(a)(37)

B—The United States or any of its agencies or instrumentalities

C—A state, the District of Columbia, a U.S. commonwealth or possession, or any of their political subdivisions or instrumentalities

D—A corporation the stock of which is regularly traded on one or more established securities markets, as described in Regulations section 1.1472-1(c)(1)(i)

E—A corporation that is a member of the same expanded affiliated group as a corporation described in Regulations section 1.1472-1(c)(1)(i)

F—A dealer in securities, commodities, or derivative financial instruments (including notional principal contracts, futures, forwards, and options) that is registered as such under the laws of the United States or any state

G—A real estate investment trust

H—A regulated investment company as defined in section 851 or an entity registered at all times during the tax year under the Investment Company Act of 1940

I—A common trust fund as defined in section 584(a)

J—A bank as defined in section 581

K—A broker

L—A trust exempt from tax under section 664 or described in section 4947(a)(1)

M—A tax exempt trust under a section 403(b) plan or section 457(g) plan

Note. You may wish to consult with the financial institution requesting this form to determine whether the FATCA code and/or exempt payee code should be completed.

Line 5

Enter your address (number, street, and apartment or suite number). This is where the requester of this Form W-9 will mail your information returns.

Line 6

Enter your city, state, and ZIP code.

Part I. Taxpayer Identification Number (TIN)

Enter your TIN in the appropriate box. If you are a resident alien and you do not have and are not eligible to get an SSN, your TIN is your IRS individual taxpayer identification number (ITIN). Enter it in the social security number box. If you do not have an ITIN, see *How to get a TIN* below.

If you are a sole proprietor and you have an EIN, you may enter either your SSN or EIN. However, the IRS prefers that you use your SSN.

If you are a single-member LLC that is disregarded as an entity separate from its owner (see *Limited Liability Company (LLC)* on this page), enter the owner's SSN (or EIN, if the owner has one). Do not enter the disregarded entity's EIN. If the LLC is classified as a corporation or partnership, enter the entity's EIN.

Note. See the chart on page 4 for further clarification of name and TIN combinations.

How to get a TIN. If you do not have a TIN, apply for one immediately. To apply for an SSN, get Form SS-5, Application for a Social Security Card, from your local SSA office or get this form online at *www.ssa.gov*. You may also get this form by calling 1-800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can apply for an EIN online by accessing the IRS website at *www.irs.gov/businesses* and clicking on Employer Identification Number (EIN) under Starting a Business. You can get Forms W-7 and SS-4 from the IRS by visiting IRS.gov or by calling 1-800-TAX-FORM (1-800-829-3676).

If you are asked to complete Form W-9 but do not have a TIN, apply for a TIN and write "Applied For" in the space for the TIN, sign and date the form, and give it to the requester. For interest and dividend payments, and certain payments made with respect to readily tradable instruments, generally you will have 60 days to get a TIN and give it to the requester before you are subject to backup withholding on payments. The 60-day rule does not apply to other types of payments. You will be subject to backup withholding on all such payments until you provide your TIN to the requester.

Note. Entering "Applied For" means that you have already applied for a TIN or that you intend to apply for one soon.

Caution: *A disregarded U.S. entity that has a foreign owner must use the appropriate Form W-8.*

Form W-9 (Rev. 12-2014) Page 4

Part II. Certification

To establish to the withholding agent that you are a U.S. person, or resident alien, sign Form W-9. You may be requested to sign by the withholding agent even if items 1, 4, or 5 below indicate otherwise.

For a joint account, only the person whose TIN is shown in Part I should sign (when required). In the case of a disregarded entity, the person identified on line 1 must sign. Exempt payees, see *Exempt payee code* earlier.

Signature requirements. Complete the certification as indicated in items 1 through 5 below.

1. Interest, dividend, and barter exchange accounts opened before 1984 and broker accounts considered active during 1983. You must give your correct TIN, but you do not have to sign the certification.

2. Interest, dividend, broker, and barter exchange accounts opened after 1983 and broker accounts considered inactive during 1983. You must sign the certification or backup withholding will apply. If you are subject to backup withholding and you are merely providing your correct TIN to the requester, you must cross out item 2 in the certification before signing the form.

3. Real estate transactions. You must sign the certification. You may cross out item 2 of the certification.

4. Other payments. You must give your correct TIN, but you do not have to sign the certification unless you have been notified that you have previously given an incorrect TIN. "Other payments" include payments made in the course of the requester's trade or business for rents, royalties, goods (other than bills for merchandise), medical and health care services (including payments to corporations), payments to a nonemployee for services, payments made in settlement of payment card and third party network transactions, payments to certain fishing boat crew members and fishermen, and gross proceeds paid to attorneys (including payments to corporations).

5. Mortgage interest paid by you, acquisition or abandonment of secured property, cancellation of debt, qualified tuition program payments (under section 529), IRA, Coverdell ESA, Archer MSA or HSA contributions or distributions, and pension distributions. You must give your correct TIN, but you do not have to sign the certification.

What Name and Number To Give the Requester

For this type of account:	Give name and SSN of:
1. Individual	The individual
2. Two or more individuals (joint account)	The actual owner of the account or, if combined funds, the first individual on the account[1]
3. Custodian account of a minor (Uniform Gift to Minors Act)	The minor[2]
4. a. The usual revocable savings trust (grantor is also trustee)	The grantor-trustee[1]
b. So-called trust account that is not a legal or valid trust under state law	The actual owner[1]
5. Sole proprietorship or disregarded entity owned by an individual	The owner[3]
6. Grantor trust filing under Optional Form 1099 Filing Method 1 (see Regulations section 1.671-4(b)(2)(i)(A))	The grantor*
For this type of account:	**Give name and EIN of:**
7. Disregarded entity not owned by an individual	The owner
8. A valid trust, estate, or pension trust	Legal entity[4]
9. Corporation or LLC electing corporate status on Form 8832 or Form 2553	The corporation
10. Association, club, religious, charitable, educational, or other tax-exempt organization	The organization
11. Partnership or multi-member LLC	The partnership
12. A broker or registered nominee	The broker or nominee
13. Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity
14. Grantor trust filing under the Form 1041 Filing Method or the Optional Form 1099 Filing Method 2 (see Regulations section 1.671-4(b)(2)(i)(B))	The trust

[1] List first and circle the name of the person whose number you furnish. If only one person on a joint account has an SSN, that person's number must be furnished.

[2] Circle the minor's name and furnish the minor's SSN.

[3] You must show your individual name and you may also enter your business or DBA name on the "Business name/disregarded entity" name line. You may use either your SSN or EIN (if you have one), but the IRS encourages you to use your SSN.

[4] List first and circle the name of the trust, estate, or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.) Also see *Special rules for partnerships* on page 2.

*Note. Grantor also must provide a Form W-9 to trustee of trust.

Note. If no name is circled when more than one name is listed, the number will be considered to be that of the first name listed.

Secure Your Tax Records from Identity Theft

Identity theft occurs when someone uses your personal information such as your name, SSN, or other identifying information, without your permission, to commit fraud or other crimes. An identity thief may use your SSN to get a job or may file a tax return using your SSN to receive a refund.

To reduce your risk:

- Protect your SSN,
- Ensure your employer is protecting your SSN, and
- Be careful when choosing a tax preparer.

If your tax records are affected by identity theft and you receive a notice from the IRS, respond right away to the name and phone number printed on the IRS notice or letter.

If your tax records are not currently affected by identity theft but you think you are at risk due to a lost or stolen purse or wallet, questionable credit card activity or credit report, contact the IRS Identity Theft Hotline at 1-800-908-4490 or submit Form 14039.

For more information, see Publication 4535, Identity Theft Prevention and Victim Assistance.

Victims of identity theft who are experiencing economic harm or a system problem, or are seeking help in resolving tax problems that have not been resolved through normal channels, may be eligible for Taxpayer Advocate Service (TAS) assistance. You can reach TAS by calling the TAS toll-free case intake line at 1-877-777-4778 or TTY/TDD 1-800-829-4059.

Protect yourself from suspicious emails or phishing schemes. Phishing is the creation and use of email and websites designed to mimic legitimate business emails and websites. The most common act is sending an email to a user falsely claiming to be an established legitimate enterprise in an attempt to scam the user into surrendering private information that will be used for identity theft.

The IRS does not initiate contacts with taxpayers via emails. Also, the IRS does not request personal detailed information through email or ask taxpayers for the PIN numbers, passwords, or similar secret access information for their credit card, bank, or other financial accounts.

If you receive an unsolicited email claiming to be from the IRS, forward this message to *phishing@irs.gov*. You may also report misuse of the IRS name, logo, or other IRS property to the Treasury Inspector General for Tax Administration (TIGTA) at 1-800-366-4484. You can forward suspicious emails to the Federal Trade Commission at: *spam@uce.gov* or contact them at *www.ftc.gov/idtheft* or 1-877-IDTHEFT (1-877-438-4338).

Visit IRS.gov to learn more about identity theft and how to reduce your risk.

Privacy Act Notice

Section 6109 of the Internal Revenue Code requires you to provide your correct TIN to persons (including federal agencies) who are required to file information returns with the IRS to report interest, dividends, or certain other income paid to you; mortgage interest you paid; the acquisition or abandonment of secured property; the cancellation of debt; or contributions you made to an IRA, Archer MSA, or HSA. The person collecting this form uses the information on the form to file information returns with the IRS, reporting the above information. Routine uses of this information include giving it to the Department of Justice for civil and criminal litigation and to cities, states, the District of Columbia, and U.S. commonwealths and possessions for use in administering their laws. The information also may be disclosed to other countries under a treaty, to federal and state agencies to enforce civil and criminal laws, or to federal law enforcement and intelligence agencies to combat terrorism. You must provide your TIN whether or not you are required to file a tax return. Under section 3406, payers must generally withhold a percentage of taxable interest, dividend, and certain other payments to a payee who does not give a TIN to the payer. Certain penalties may also apply for providing false or fraudulent information.

BOX I – CERTIFICATION OF AWAITING TAXPAYER IDENTIFICATION NUMBER

NOTE: FAILURE TO FURNISH YOUR CORRECT TIN MAY RESULT IN A PENALTY IMPOSED BY THE INTERNAL REVENUE SERVICE AND IN BACKUP WITHHOLDING OF 28% OF THE GROSS AMOUNT OF CONSIDERATION PAID TO YOU PURSUANT TO THE ARRANGEMENT.

YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU WROTE "APPLIED FOR" IN PART I OF THE ATTACHED IRS FORM W-9.

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate IRS Center or Social Security Administration Office, or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a TIN by the time of payment, 28% of the gross cash proceeds of such payment made to me may be withheld.

Signature of U.S. Person: ___________________________________________	Date: ___________________________________________

INSTRUCTIONS

1.	Use of Letter of Transmittal

(a)

Registered Shareholders should read the accompanying Information Circular prior to completing this Letter of Transmittal. Capitalized terms used but not defined in this Letter of Transmittal have the meanings set out in the Information Circular.

(b)

This Letter of Transmittal duly completed and signed (or an originally signed facsimile copy thereof) together with accompanying certificates representing the Rio Alto Shares (unless held in the DRS) and all other required documents must be sent or delivered to the Depositary at the addresses set out on the back of this Letter of Transmittal. In order to receive the Tahoe Shares and the Cash Consideration under the Arrangement for the Deposited Rio Alto Shares, it is recommended that the foregoing documents be received by the Depositary at the address set out on the back of this Letter of Transmittal as soon as possible.

(c)

The method used to deliver this Letter of Transmittal and any accompanying certificates representing Rio Alto Shares and all other required documents is at the option and risk of the Registered Shareholder and delivery will be deemed effective only when such documents are actually received, Rio Alto recommends that the necessary documentation be hand delivered to the Depositary at the address set out on the back of this Letter of Transmittal, and a receipt obtained; otherwise the use of registered mail with return receipt requested, properly insured, is recommended. Beneficial Shareholders whose Rio Alto Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing those

Rio Alto Shares. Delivery to an office other than to the specified office does not constitute delivery for this purpose.

(d)

Tahoe reserves the right if it so elects in its absolute discretion to instruct the Depositary to waive any defect or irregularity contained in any Letter of Transmittal and/or accompanying documents received by it.

(e)

If the DRS Advices representing the Tahoe Shares is to be issued in the name of a person other than the person(s) signing this Letter of Transmittal under Box G or if the DRS Advices representing the Tahoe Shares and the cheque representing the Cash Consideration is to be mailed to someone other than the person(s) signing this Letter of Transmittal under Box G or to the person(s) signing this Letter of Transmittal under Box G at an address other than that which appears on the register of Rio Alto, the appropriate boxes on this Letter of Transmittal should be completed (Box A and Box B).

2.	Signatures

This Letter of Transmittal must be completed and signed by the registered holder of Rio Alto Shares under Box G or by such Registered Shareholder’s duly authorized representative (in accordance with Instruction 4).

(a)

If this Letter of Transmittal is signed by the Registered Shareholders of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) or on the DRS record of Rio Alto’s transfer agent, as the case may be, without any change whatsoever, and the certificate(s) need not be endorsed. If such deposited certificate(s) are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal (Box G).

(b)

If this Letter of Transmittal is signed on behalf of a Registered Shareholder by a person other than the registered holder(s) of the accompanying certificate(s), or if DRS Advice(s) representing Tahoe Shares are to be issued to a person other than the Registered Shareholder:

(i)	such deposited certificate(s) must be endorsed or be accompanied by appropriate share transfer power(s) of attorney duly and properly completed by the Registered Shareholder; and

(ii)

the signature on such endorsement or share transfer power(s) of attorney must correspond exactly to the name of the Registered Shareholder as registered or as appearing on the certificate(s) and must be guaranteed as noted in paragraph 3 below of these Instructions.

(c)

If any of the Deposited Rio Alto Shares are registered in different names on several certificates or on the DRS, it will be necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations of such Deposited Rio Alto Shares.

3.	Guarantee of Signatures

If this Letter of Transmittal is signed on behalf of a Registered Shareholder by a person other than the registered holder(s) of the Rio Alto Shares or if the payment is to be issued in a name other than the registered holder(s) of the Rio Alto Shares, such signature must be guaranteed by an

Eligible Institution (as defined below), or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution). An “Eligible Institution” means a Canadian Schedule I chartered bank, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program, (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulatory Authority or banks and trust companies in the United States.

4.	Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal or any share transfer power(s) of attorney is executed by a person as an executor, administrator, trustee or guardian, or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. Rio Alto or the Depositary, at their discretion, may require additional evidence of authority or additional documentation.

5.	Delivery Instructions

If neither Box A nor Box B is completed, any DRS Advices representing Tahoe Shares and any cheque(s) representing the Cash Consideration issued in exchange for the Deposited Rio Alto Shares will be issued in the name of the registered holder of the Deposited Rio Alto Shares and will be mailed to the address of the registered holder of the Deposited Rio Alto Shares as it appears on the register of Rio Alto. Otherwise, the DRS Advices representing Tahoe Shares and any cheque(s) representing the Cash Consideration to be issued in exchange for the Deposited Rio Alto Shares will be issued in the name of the person indicated in Box A and delivered to the address indicated in Box A (unless another address has been provided in Box B). If any DRS Advices representing Tahoe Shares and any cheque(s) representing the Cash Consideration is to be held for pick-up at the offices of the Depositary, complete Box C. Any DRS Advices and any cheque(s) representing the Cash Consideration mailed in accordance with this Letter of Transmittal will be deemed to be delivered at the time of mailing.

6.	U.S. Persons and IRS Form W-9

For purposes of this Letter of Transmittal, a “U.S. Person” is a beneficial owner of Rio Alto Shares that, for U.S. federal income tax purposes, is (a) an individual who is a citizen or resident of the U.S., (b) a corporation, partnership, or other entity classified as a corporation or partnership for U.S. federal income tax purposes, that is created or organized in or under the laws of the United States, or any political subdivision thereof or therein, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes, or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

United States federal income tax law generally requires that a U.S. Person who receives cash in the Arrangement provide the Depositary with its correct Taxpayer Identification Number (“TIN”), which, in the case of a holder of Rio Alto Shares who is an individual, is generally the individual's social security number and in the case of a holder of Rio Alto Shares who is not an individual, is generally the entity’s Employer Identification Number. If the Depositary is not provided with the correct TIN or an adequate basis for an exemption, as the case may be, such holder may be subject to penalties imposed by the IRS and backup withholding, currently at the rate of 28%, on the Cash Consideration. If withholding results in an overpayment of taxes, a refund may generally be obtained by the holder from the IRS.

To prevent backup withholding, each U.S. Person must provide its correct TIN by completing the IRS Form W-9 set out in this Letter of Transmittal, which requires such holder to certify under penalty of perjury: (1) that the TIN provided is correct (or that such holder is awaiting a TIN); (2) that (i) the holder is exempt from backup withholding; (ii) the holder has not been notified by the IRS that such holder is subject to backup withholding as a result of a failure to report all interest or dividends; or (iii) the IRS has notified the holder that such holder is no longer subject to backup withholding; and (3) that the holder is a U.S. Person (including a U.S. resident alien).

Exempt holders are not subject to backup withholding. To prevent possible erroneous backup withholding, an exempt holder that is a U.S. Person must enter its correct TIN in Part 1 of the IRS Form W-9, specify its “exempt payee code” and “exemption from FATCA reporting code, as applicable, in the “Exemptions” box in accordance with the instructions of IRS Form W-9, and sign and date the form.

If a U.S. Person does not have a TIN, such holder should: (i) consult with its own U.S. tax adviser on applying for a TIN; (ii) write “Applied For” in the space for the TIN in Part I of the IRS Form W-9; and (iii) sign and date the IRS Form W-9 and the Certification of Awaiting Taxpayer Identification Number set out in this Letter of Transmittal. In such case, the Depositary may withhold 28% of the gross proceeds of any payment made to such holder prior to the time a properly certified TIN is provided to the Depositary, and if the Depositary is not provided with a TIN within sixty (60) days, such amounts will be paid over to the IRS.

In order for a non-U.S. Person to qualify as exempt from backup withholding, such holder must submit a statement (generally, the IRS Form W-8BEN), signed under penalties of perjury, attesting to the holder’s exempt status. Such statements can be obtained from the IRS website at www.irs.gov or from the Depositary.

Tahoe reserves the right in its sole discretion to take whatever steps are necessary to comply with its obligations regarding backup withholding.

A HOLDER WHO FAILS TO PROPERLY COMPLETE THE IRS FORM W-9 SET OUT IN THIS LETTER OF TRANSMITTAL OR, IF APPLICABLE, THE APPROPRIATE IRS FORM W-8, MAY BE SUBJECT TO BACKUP WITHHOLDING OF 28% OF THE GROSS PROCEEDS OF ANY CASH PAYMENTS MADE TO SUCH HOLDER PURSUANT TO THE ARRANGEMENT AND MAY BE SUBJECT TO PENALTIES. BACKUP WITHHOLDING IS NOT AN ADDITIONAL TAX. RATHER, THE TAX LIABILITY OF PERSONS SUBJECT TO BACKUP WITHHOLDING WILL BE REDUCED BY THE AMOUNT OF TAX WITHHELD. IF WITHHOLDING RESULTS IN AN OVERPAYMENT OF TAXES, A REFUND MAY BE OBTAINED BY FILING A CLAIM FOR REFUND WITH THE IRS. THE DEPOSITARY CANNOT REFUND AMOUNTS WITHHELD BY REASON OF BACKUP WITHHOLDING.

7.	Lost Certificates

In the event any certificate, that immediately prior to the Effective Time represented one or more outstanding Rio Alto Shares that were transferred to Tahoe pursuant to the Arrangement, shall have been lost, stolen or destroyed, the holder claiming such certificate to be lost, stolen or destroyed must make an affidavit of that fact and the Depositary will deliver a certificate representing the Tahoe Shares that such holder is entitled to receive in accordance with the Plan of Arrangement. When authorizing such delivery, the holder to whom certificate(s) representing such Tahoe Shares and a cheque representing the Cash Consideration is to be delivered shall, as a condition precedent to such delivery, give a bond satisfactory to Tahoe and the Depositary in such amount as Tahoe and the Depositary may direct, or otherwise indemnify Tahoe and the Depositary in a manner satisfactory to Tahoe and the Depositary, against any claim that may be made against Tahoe and the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed.

8.	Direct Registration System

All Tahoe Shares that form part of the Consideration will be issued in the Direct Registration System, or DRS. The DRS is a system that allows you to hold your Tahoe Shares in “book-entry” form without having a physical share certificate issued as evidence of ownership. Instead, your Tahoe Shares will be held in your name and registered electronically in Tahoe's records, which will be maintained by its transfer agent, Computershare Trust Company of Canada (“Computershare”). The Direct Registration System eliminates the need for shareholders to safeguard and store certificates, it avoids the significant cost of a surety bond for the replacement of, and the effort involved in replacing, physical certificate(s) that might be lost, stolen or destroyed and it permits/enables electronic share transactions.

Upon completion of the Arrangement you will receive an initial DRS statement acknowledging the number of Tahoe Shares you hold in your DRS account. Each time you have any movement of shares into or out of your DRS account, you will be mailed an updated DRS statement. You may request a statement at any time by contacting Computershare or by accessing your account online at www.computershare.com/investorcentrecanada.

At any time you may request a share certificate for all or a portion of the Tahoe Shares held in your DRS account. Simply contact Computershare with your request. A share certificate for the requested number of Tahoe Shares will be sent to you by first class mail upon receipt of your instructions, at no cost to you.

For more information about DRS, please contact Computershare at 1-800-564-6253 (toll free within Canada and the U.S.) or 1-514-982-7555 (outside of Canada and the U.S.) or visit Computershare on-line at www.computershare.com/investorcentrecanada.

9.	Miscellaneous

(a)

If the space on this Letter of Transmittal is insufficient to list all certificates for Rio Alto Shares, additional certificate numbers and number of Rio Alto Shares may be included on a separate signed list affixed to this Letter of Transmittal.

(b)	If Rio Alto Shares are registered in different forms (e.g., “John Doe” and “J. Doe”) a separate Letter of Transmittal should be signed for each different registration.

(c)	No alternative, conditional or contingent deposits of Rio Alto Shares will be accepted and no fractional Tahoe Shares will be issued.

(d)	Additional copies of the Letter of Transmittal may be obtained from the Depositary at the address set out on the back of this Letter of Transmittal.

(e)	This Letter of Transmittal will be construed in accordance with and be governed by the laws of the Province of Alberta and the federal laws of Canada applicable therein.

(g)

The holder of the Rio Alto Shares that are the subject of this Letter of Transmittal hereby unconditionally and irrevocably attorns to the jurisdiction of the courts of the Province of British Columbia and the courts of appeal therefrom.

9.	Representations

The representations made by the holders of Rio Alto Shares in this Letter of Transmittal will survive the Effective Time of the Arrangement.

The Depositary is:	COMPUTERSHARE INVESTOR SERVICES INC.

By Mail	P.O. Box 7021
31 Adelaide ST E
Toronto, ON M5C 3H2
Attention: Corporate Actions

By Registered Mail, Hand or by Courier	100 University Avenue
8th Floor
Toronto, ON M5J 2Y1
Attention: Corporate Actions

Toll Free (North America): 1-800-564-6253
Overseas: 1-514-982-7555
E-Mail: corporateactions@computershare.com